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Genesis Health Ventures(SM)




                                                                 News Release

Contact: George V. Hager, Jr.                         148 West State Street
(610) 444-6350                                        Kennett Square, PA 19348
For Immediate Release                                 Tel 610 444 6350
                                                      Fax 610 444 3365



           Genesis Health Ventures Reports Second Quarter 1996 Results

Kennett Square, PA -- (May 7, 1996) -- Genesis Health Ventures, Inc. (NYSE:GHV) today announced results for the second quarter of fiscal year 1996. Revenues for the second quarter ended March 31, 1996 were $154.7 million, representing an increase of 32% over revenues of $117.0 million during the corresponding period of 1995. Net income for the second quarter increased 34% to $7.8 million, or $.30 per share on 28.8 million fully-diluted, weighted average shares outstanding, compared with $5.8 million or $.24 per share on 28.4 million fully-diluted, weighted average shares outstanding in the similar period last year.

Revenues for the six-month period ended March 31, 1996, were $287.5 million, representing an increase of 26% over revenues of $228.5 million during the corresponding period of 1995. Net income for the six months ended March 31, 1996, including a non-recurring charge of $1.1 million ($0.7 million net of tax) related to the early conversion of $33.5 million of 6% Convertible Senior Subordinated Debentures, was $13.7 million or $.53 per share. Net income for the six months ended March 31, 1996, excluding the non-recurring charge, rose 35% to $14.3 million or $.55 per share on 28.8 million fully-diluted, weighted average shares outstanding, compared with $10.6 million or $.44 per share on 28.4 million fully-diluted, weighted average shares outstanding in the corresponding period last year.

Increased corporate revenues were primarily attributed to by the continued growth in specialty medical services. Specialty medical services revenue accounted for 40% of consolidated revenues in the second quarter, increasing 49% to $61.8 million from $41.5 million in the corresponding period of 1995. In addition, Genesis management fees and other revenues, which includes the impact of transactional activity, increased 53% in the second quarter to $9.9 million as compared to the corresponding period in the prior year.

During the second quarter the Company completed several previously announced strategic transactions including the purchase of the remaining interests of four eldercare centers in Maryland and one eldercare center in Florida and the acquisition of three rehabilitation therapy companies based in Maryland. The Company also sold four eldercare centers and an institutional




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pharmacy located in Indiana, and sold a 51% interest in an eldercare center in
Maryland to a regional acute care provider, subject to management contracts.

Subsequent to March 31, 1996, Genesis announced the planned acquisitions of NeighborCare Pharmacies and National Health Care Affiliates, Inc. Additionally, the Company filed a Registration Statement with the Securities and Exchange Commission to offer 6.0 million shares of common stock with proceeds to be used primarily to repay existing bank debt.

"The past quarter has been exciting and gratifying as we continue to execute our strategy to expand the Genesis ElderCare(SM) Network in each of our regional markets, and further strengthen our ability to help older people define and achieve a full life," stated Michael R. Walker, Genesis chairman and chief executive officer.

"We have taken several steps which will allow us to redeploy our capital more effectively and our upcoming equity offering will enable us to de-lever our balance sheet, positioning the Company to take advantage of continued industry consolidation in the coming months," Walker said.

Since its founding in 1985, Genesis Health Ventures has developed a concentrated and versatile eldercare network through the combination of an employee work force of eldercare professionals, a mix of managed and owned facilities, and joint ventures with other providers. The Genesis ElderCare Network integrates a full range of services, including family support services, home care services, physician services, pharmaceutical care, medical supplies, retirement and assisted living communities, rehabilitation services and long-term care.


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                          GENESIS HEALTH VENTURES, INC.
                              Financial Highlights
                    (In thousands, except per share amounts)


                                                      Three Months Ended
                                                           March 31,
                                                ------------------------------

                                                   1996                1995
                                                ----------          ----------

Net revenues                                     $154,739             $116,953
Net income                                          7,809                5,813
Net income per share, fully diluted                  0.30                 0.24
Weighted average shares outstanding                28,798               28,411




                                                       Six Months Ended
                                                            March 31,
                                                ------------------------------

                                                   1996                1995
                                                ----------          ----------

Net revenues                                     $287,518             $228,506
Net income excluding debenture
     conversion expense                            14,355               10,623
Net income                                         13,668               10,623
Net income excluding debenture
     conversion expense per
     share, fully diluted                            0.55                 0.44
Net income per share, fully diluted                  0.53                 0.44
Fully-diluted, weighted average
     shares outstanding                            28,817               28,369